UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 382nd MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 05th, 2019

1.         DATE, TIME AND PLACE: At 10 a.m., on August 05th, 2019, in the headquarters of the Company, located at Rua Jorge de Figueiredo Correa, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397 in the City of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTER DISCUSSED AND RESOLUTION TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived, as all those present were aware of its content. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information was approved.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To elect Mr. Shirong Lyu (also spelled Shirong Lu), Chinese, married, administrator, bearer of the RNM certificate of filing n. V757720B and passport n. PE1386983, inscribed in the individual taxpayers register (CPF/ME) under n. 701.861.641-73, resident and domiciled in the city of Campinas, State of São Paulo, with office located at Jorge Figueiredo Corrêa Road, nº 1.632, part, Jardim Professora Tarcília, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo, as an Executive Officer of the Company, to occupy the position of Senior Executive Vice-President, as appointed on the 373ª Board of Directors Meeting, held on May 09th, 2019, to serve a term of two (2) years, as of the signature of the Instrument of Investiture, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual Shareholders’ Meeting.

(ii) To approve the appointment of members by the Chief Executive Officer of CPFL Energia to be elected to the Fiscal Council of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) due to the resignation of Mr. Sergio Luis Felice and Mr. Yuehui Pan from the position of effective members of the Fiscal Council, as well as Mr. Tiago da Costa Parreira from the position of alternate member of the Fiscal Council and to recommend the favorable vote to its representatives on the Extraordinary Shareholder’s Meeting of CPFL Renováveis, in order to modify the position of Mr. Chenggang Liu from alternate member to effective member of the Fiscal Council, as well as to execute the referred election of Mr. Vinicius Nishioka for the position of effective member of the Fiscal Council and of Mr. Xing Feng and Mrs. Lisa Birmann Gabbai for the position of alternate member of the Fiscal Council.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr.  Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, August 05th, 2019.

Bo Wen

(Chairman)

Valter Matta

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.